3/2

05006307

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alpha ~~Bank~~ Credit Bank

*CURRENT ADDRESS

PROCESSED
MAR 08 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3399 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/8/05

~~ALPHA BANK~~

Alpha Credit Bank

12-31-04

AR/S

BALANCE SHEET AS AT DECEMBER 31, 2004

(Amounts in thousands of Euro)

ASSETS		2004		2003	
CASH AND BALANCES WITH CENTRAL BANKS					
a. Cash		240,664		266,729	
b. Cheques receivable		43,839		56,096	
c. Deposits with Central Banks		1,137,860	1,422,363	603,088	925,913
TREASURY BILLS AND OTHER SECURITIES ELIGIBLE FOR REFINANCING WITH THE CENTRAL BANK					
a. Issued by the Greek State		828,912		253,520	
b. Other		707,846	1,536,758	163,575	417,095
LOANS AND ADVANCES TO CREDIT INSTITUTIONS					
a. Repayable on demand		3,178		5,109	
b. With agreed maturity		1,295,708		1,134,773	
c. Reverse repos		4,347,412	5,646,298	5,546,446	6,686,328
LOANS AND ADVANCES TO CUSTOMERS					
a. Maturing within one year		9,487,847		8,993,327	
b. Maturing after one year		10,613,484		8,954,092	
		20,101,331		17,947,419	
- Other receivables		21,897		34,597	
		20,123,228		17,982,016	
Less : Allowances for credit losses		621,120	19,502,108	439,700	17,542,316
SECURITIES					
Debt securities including fixed-income securities:					
a. Issued by the Greek State		-		124,454	
b. Other		726,115		1,051,600	
		726,115		1,176,054	
Shares and other variable-yield securities		135,010	861,125	120,484	1,296,538
INVESTMENTS					
Investments in non-affiliates		111,743		111,329	
Investments in affiliates		1,527,240	1,638,983	1,367,221	1,478,550
INTANGIBLE ASSETS					
a. Formation and preliminary expenses	18,965				
Less: Amortization	16,421	2,544		3,988	
b. Other intangible assets	284,923				
Less: Amortization	188,501	96,422	98,966	77,234	81,222
TANGIBLE ASSETS					
a. Land		351,298		354,077	
b. Buildings-Buildings installation	342,837				
Less: Depreciation	153,948	188,889		191,384	
c. Furniture and fixtures	59,235				
Less: Depreciation	38,289	20,946		20,435	
d. EDP equipment	254,627				
Less: Depreciation	210,566	44,061		43,309	
e. Other tangible assets	1,745				
Less: Depreciation	991	754		626	
f. Fixed assets under construction and advances		278	606,226	305	610,136
OTHER ASSETS			544,335		429,864
PREPAYMENTS AND ACCRUED INCOME					
a. Prepaid expenses		20,252		17,305	
b. Accrued interest:					
- State bonds	4,310				
- Other bonds	13,628				
- Loans and advances	56,946				
- Other	39,490	114,374	134,626	106,372	123,677
TOTAL ASSETS			**31,991,788**		**29,591,639**

LIABILITIES

	2004		2003	
DUE TO CREDIT INSTITUTIONS				
a. Repayable on demand	43,703		29,032	
b. Time deposits	771,287		867,835	
c. Repos	993,971	1,808,961	1,744,800	2,641,667
DUE TO CUSTOMERS				
a. Deposits				
- Repayable on demand	5,080,535		4,660,287	
- Saving deposits	9,062,152		8,571,739	
- Time deposits	2,773,492		3,580,909	
	16,916,179		16,812,935	
b. Other liabilities				
- Cheques and orders payable	125,114		151,164	
- Repos	1,901,304	18,942,597	3,287,200	20,251,299
DEBT SECURITIES ISSUED		6,544,212		2,399,168
OTHER LIABILITIES				
a. Dividends payable	174,064		117,502	
b. Income tax and other taxes payable	127,367		117,082	
c. Withholdings in favour of social security funds and other third parties	141,343		149,451	
d. Other	279,631	722,405	266,387	650,422
ACCRUED EXPENSES AND DEFERRED INCOME				
a. Deferred income	68,857		20,406	
b. Accrued interest on time deposits	23,877		16,813	
c. Other accrued expenses of the year	99,979	192,713	65,498	102,717
PROVISIONS FOR LIABILITIES AND CHARGES				
a. Provision for staff retirement indemnities	8,446		7,810	
b. Other	479	8,925	14,421	22,231
SUBORDINATED DEBT		1,274,910		1,249,910
CAPITAL AND RESERVES				
Share capital				
- Paid-up capital (235,105,567 shares of Euro 5.42 per share)	1,274,272		953,721	
Share premium account	-		244,914	
Reserves				
a. Legal reserve	245,000		214,000	
b. Extraordinary reserve	150,000		190,000	
c. Tax-free reserves under special laws	391,902		290,497	
d. Reserves from the revaluation of securities	105,102		105,102	
Land and building revaluation surplus	60,339		371,711	
Retained earnings	289,088		209,930	
Treasury shares	(18,638)		-	
Goodwill to be netted off	-	2,497,065	(305,650)	2,274,225
TOTAL LIABILITIES		**31,991,788**		**29,591,639**

OFF BALANCE SHEET ACCOUNTS

	2004		2003	
Contingent liabilities				
- From guarantees in favour of third parties		11,400,451		7,546,845
Repos		2,895,275		5,032,000
Other off Balance Sheet accounts				
a. Beneficiaries of asset items	13,715		143,536	
b. Bilateral agreements	6,363,435		8,598,585	
c. Sundry off balance sheet accounts (guarantees, securities etc.)	24,661,331		20,449,476	
d. Mutual funds' holders	4,577,305	35,615,786	4,414,911	33,606,508
TOTAL OFF BALANCE SHEET ACCOUNTS		**49,911,512**		**46,185,353**

Notes:

1. In 2004, the Bank's share capital increased by Euro 320.6 million coming from: a) Euro 319.2 million due to capitalization of land and building revaluation surplus which recorded in accordance with L.3229/2004, b) Euro 0.8 million due to capitalization of taxed reserves and c) Euro 0.6 million due to exercise of stock options.
2. The Bank has committed to cover for all actuarial deficits towards the Auxiliary Pension Fund of the ex-ALPHA CREDIT BANK personnel. The Bank will announce the exact amount of the above actuarial deficits following the consultation period of current discussions which refer to amendments in the operational status of the Banks' Pension Funds. According to IFRSs the actuarial deficit will be recognised directly in equity.
3. The Bank has been audited by the tax authorities for all years up to and including December 31, 2002.
4. The allowance for credit losses of Euro 621.1 million is considered adequate.
5. No fixed assets have been pledged.
6. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Bank.
7. The total employees of the Bank as at December 31, 2004 was 7,179 compared to 7,412 as at December 31, 2003.
8. Certain prior year balances have been re-instated to facilitate comparison with the current year.
9. The Bank is classified under the statistical code 651.9, according to the 4-digit classification of the economic activity sector.

PROFIT AND LOSS ACCOUNT (1.1 - 31.12.2004)

	2004		2003	
Interest and similar income				
- Interest on fixed-income securities	71,896		106,304	
- Other interest and similar income	1,276,736	1,348,632	1,125,057	1,231,361
Less :				
Interest expense and similar charges		461,767		464,217
		886,865		767,144
Plus :				
Dividend income				
a. Dividend income from trading portfolio	853		5,950	
b. Dividend income from investments in affiliates	30,046	30,899	18,273	24,223
Commission income	296,990		257,484	
Less :				
Commission expense	29,579	267,411	31,009	226,475
Plus :				
Net trading income		65,989		113,807
Plus :				
Other operating income		9,198		8,025
Gross operating results		1,260,362		1,139,674
Less :				
General administrative expenses				
a. Staff costs				
- Salaries	197,612		192,199	
- Contributions to social security funds	114,929		111,605	
- Other staff costs	17,729	330,270	19,476	323,280
b. Other administrative expenses				
- General expenses	206,683		196,039	
- Non-income taxes	25,751	232,434	24,753	220,792
Less :				
Depreciation and amortization expenses		84,073		80,250
Revaluation differences of receivables and provisions for contingent liabilities				
- General provision for credit risk	190,396		166,181	
- Provision for staff retirement indemnities	2,586		487	
- Other provisions	358	193,340	14,555	181,223
Total operating results		420,245		334,129
Extraordinary income		13,696		4,255
Extraordinary charges		(1,499)		(2,617)
Extraordinary results		(903)		20,643
Net profit for the year (before taxes)		**431,539**		**356,410**

APPROPRIATION ACCOUNT

		2004		2003
Net profit for the year		431,539		356,410
Retained earnings		209,930		137,884
Treasury shares' reserve		-		250
		641,469		494,544
Less :				
Income tax and other taxes		115,132		96,042
Profit for appropriation		**526,337**		**398,502**
Appropriated as under:				
Legal reserve		31,000		25,000
Dividend for the year (0.72 per share)		174,064		117,502
Special and extraordinary reserves:				
- Extraordinary reserve	20,737		12,846	
- Tax-free reserves under special laws	5,970	26,707	29,868	42,714
Directors' fees		473		360
Bonus to staff		5,005		2,996
Retained earnings at 31.12.2004		289,088		209,930
		526,337		**398,502**

Athens, February 22, 2005

The Chairman of the Board of Directors and Managing Director	The Executive Director and General Manager	The Executive General Manager and Chief Financial Officer	Chief Group Financial Reporting
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

Independent Auditors' Report
(Translated from the original in Greek)

To the Shareholders of ALPHA BANK

We have audited, the above financial statements and the notes to the financial statements of Alpha Bank for the year ended 31 December 2004. Our audit, which included the activities of the Bank's branches, was performed in accordance with the provisions of article 37 of Codified Law 2190/1920 relating to "limited liability companies" and the audit procedures we considered appropriate based on the auditing standards and procedures adopted by the Institute of Certified Auditors and Accountants. The books and records maintained by the Bank were placed at our disposal and we were provided with the necessary information and explanations for the purpose of our audit. The Bank has properly applied the Banking Industry Chart of Accounts. There have been no changes in the accounting policies compared to the prior year. We agreed the contents of the Board of Directors Report to the Annual Meeting of the Shareholders with the related financial statements. The notes to the financial statements include the information required under paragraph 1 of article 43a and article 129 of Codified Law 2190/1920.
In our opinion, except for the matter discussed in note 2 to the financial statements relating to the liability to the employee pension fund and note 3 to the financial statements relating to the unaudited tax years, the above financial statements which are derived from the books and records of the Bank, together with the notes to the financial statements, presents fairly the Bank's financial position as of 31 December 2004 and of its results for the year then ended, in accordance with the applicable provisions and accounting principles generally accepted in Greece which are consistent with the principles applied in the previous year.

Athens, 22 February 2005
KPMG Kyriacou Certified Auditors AE

Marios T. Kyriacou
Certified Auditor Accountant
AM SOEL 11121

Nick E. Vouniseas
Certified Auditor Accountant
AM SOEL 18701

ALPHA BANK
CONSOLIDATED BALANCE SHEET OF THE GROUP OF COMPANIES OF THE FINANCIAL/CREDIT SECTOR AS AT DECEMBER 31, 2004
(Amounts in thousands of Euro)

ASSETS

		2004		2003	
CASH AND BALANCES WITH CENTRAL BANKS					
a. Cash		260,205		285,886	
b. Cheques receivable		52,190		72,336	
c. Deposits with Central Banks		1,443,323	1,755,718	792,136	1,150,358
TREASURY BILLS AND OTHER SECURITIES ELIGIBLE FOR REFINANCING WITH THE CENTRAL BANK					
a. Issued by the Greek State		828,912		253,520	
b. Other		707,846	1,536,758	163,575	417,095
LOANS AND ADVANCES TO CREDIT INSTITUTIONS					
a. Repayable on demand		22,445		15,396	
b. With agreed maturity		782,592		878,805	
c. Reverse repos		4,347,412	5,152,449	5,546,446	6,440,647
LOANS AND ADVANCES TO CUSTOMERS					
a. Maturing within one year		10,092,829		9,626,953	
b. Maturing after one year		12,795,394		10,633,153	
		22,888,223		20,260,106	
- Other receivables		52,453		93,441	
		22,940,676		20,353,547	
Less : Allowances for credit losses		720,894	22,219,782	508,159	19,845,388
SECURITIES					
Debt securities including fixed income securities:					
a. Issued by the Greek State		32,466		158,000	
b. Other		251,745		992,624	
		284,211		1,150,624	
Shares and other variable-yield securities		131,485	415,696	149,769	1,300,393
INVESTMENTS					
Investments in associates consolidated under the equity method		295,311		235,179	
Investments in non-consolidated companies		24,959	320,270	27,204	262,383
INTANGIBLE ASSETS					
a. Formation and preliminary expenses	37,571				
Less: Amortization	34,870	2,701		4,751	
b. Other intangible assets	298,698				
Less: Amortization	197,847	100,851	103,552	81,896	86,647
TANGIBLE ASSETS					
a. Land		396,570		400,346	
b. Buildings-Buildings installation	405,199				
Less: Depreciation	174,692	230,507		236,101	
c. Furniture and fixtures	79,752				
Less: Depreciation	51,727	28,025		28,564	
d. EDP equipment	274,052				
Less: Depreciation	225,679	48,373		50,013	
e. Other tangible assets	4,222				
Less: Depreciation	2,693	1,529		1,518	
f. Payments in advance and tangible assets under construction		859	705,863	982	717,524
OTHER ASSETS			568,442		454,251
PREPAYMENTS AND ACCRUED INCOME					

a. Prepaid expenses		23,369		18,851	
b. Accrued interest:					
- State bonds	4,476				
- Other bonds	16,034				
- Loans and advances	56,618				
- Other	37,341	114,469		108,878	
c. Income of the year receivable		287	138,125	472	128,201
TOTAL ASSETS			**32,916,655**		**30,802,887**

LIABILITIES

	2004		2003	
DUE TO CREDIT INSTITUTIONS				
a. Repayable on demand	65,656		44,197	
b. Time deposits	482,735		658,329	
c. Repos	993,971	1,542,362	1,744,800	2,447,326
DUE TO CUSTOMERS				
a. Deposits				
- Repayable on demand	5,079,898		4,561,971	
- Saving deposits	9,096,316		8,609,998	
- Time deposits	4,538,682		5,246,916	
	18,714,896		18,418,885	
b. Other liabilities				
- Cheques and orders payable	125,806		151,803	
- Repos	1,876,784	20,717,486	3,236,480	21,807,168
DEBT SECURITIES		5,829,431		2,138,036
OTHER LIABILITIES				
a. Dividends payable	174,064		117,502	
b. Income tax and other taxes payable	167,643		150,936	
c. Withholdings in favour of social security funds and other third parties	143,079		151,321	
d. Other	353,548	838,334	357,307	777,066
ACCRUED EXPENSES AND DEFERRED INCOME				
a. Deferred income	215,188		132,212	
b. Accrued interest on time deposits	54,596		34,843	
c. Other accrued expenses of the year	104,480	374,264	70,914	237,969
PROVISIONS FOR LIABILITIES AND CHARGES				
a. Provisions for staff retirement indemnities	10,176		9,501	
b. Other	506	10,682	15,113	24,614
SUBORDINATED DEBT		893,665		890,988
HYBRID SECURITIES		297,353		225,434
CAPITAL AND RESERVES				
Share capital				
- Paid-up capital	1,274,272		953,721	
Share premium account	-		244,914	
Reserves	869,524		835,764	
Land and building revaluation surplus	60,640		393,384	
Retained earnings	412,240		214,338	
Goodwill to be netted off	-		(273,021)	
	2,616,676		2,369,100	
Less: Consolidation differences	235,886		228,063	
Less: Treasury shares	18,638		-	
	2,362,152		2,141,037	
Minority Interests	50,926	2,413,078	113,249	2,254,286
TOTAL LIABILITIES		**32,916,655**		**30,802,887**

	2004		2003	
OFF BALANCE SHEET ACCOUNTS				
Contingent liabilities				
- From guarantees in favour of third parties		3,783,800		4,065,402
Repos		2,870,754		4,981,280
Other off Balance Sheet accounts				
a. Beneficiaries of asset items	1,426,075		1,941,811	
b. Bilateral agreements	6,317,122		8,584,557	
c. Sundry off balance sheet accounts (guarantees, securities etc.)	25,269,692		20,763,798	
d. Mutual funds' holders	4,577,305	37,590,194	4,414,911	35,705,077
TOTAL OFF BALANCE SHEET ACCOUNTS		**44,244,748**		**44,751,759**

Notes :

1. The Group companies of the financial services sector that have been consolidated under the full consolidation method, excluding "ALPHA BANK", are: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Bank Limited, 5. Alpha Bank AD Skopje, 6. Alpha Leasing A.E., 7. Alpha Finance A.X.E.P.E.Y., 8. Alpha Private Investment Services A.E., 9. Alpha Mutual Fund Management A.E., 10. Alpha Ventures A.E., 11. Alpha Astika Akinita A.E., 12. Alpha Asset Finance Ltd., 13. Alpha Credit Group Plc., 14. Alpha Finance U.S. Corporation, 15. Alpha Finance Ltd Cyprus, 16. Alpha Asset Management A.E.P.E.Y, 17. Alpha Finance Romania S.A., 18. Alpha Leasing Romania S.A., 19. Alpha Trustees Ltd., 20. Alpha Equity Fund A.E., 21. ABC Factors A.E., 22. Ionian Holdings A.E., 23. Messana Holdings S.A., 24. Alpha Group Jersey Limited, 25. Alpha EF European Capital Investment. During 2004 C.B. Interleasing Southeastern Ltd was sold. In addition the following associates and subsidiaries, which are not financial and credit institutions, are accounted for using the equity method : 1. Alpha Insurance A.E., 2. Alpha Insurance Agents A.E. , 3. Alpha Insurance Romania, 4. Alpha Insurance LTD Cyprus, 5. Ionian Hotel Enterprises A.E., 6.Kafe Mazi A.E., 7. Oceanos A.T.O.E.E., 8.Cardlink A.E., 9. Delta-Singular A.E., 10. Icap A.E. 11. Gaiognomon A.E., 12. EBISAK A.E., 13. Lesvos Tourist Company A.E., 14. Novelle Investments LTD., 15. Prismatech Hellas A.E. During 2004 Ioniki Pisti E.P.E. was liquidated.
2. In 2004, the Bank's share capital increased by Euro 320.6 million coming from: a) Euro 319.2 million due to capitalization of land and building revaluation surplus which recorded in accordance with L.3229/2004, b) Euro 0.8 million due to capitalization of taxed reserves and c) Euro 0.6 million due to exercise of stock options.
3. The Bank has committed to cover for all actuarial deficits towards the Auxiliary Pension Fund of the ex-ALPHA CREDIT BANK personnel. The Bank will announce the exact amount of the above actuarial deficits following the consultation period of current discussions which refer to amendments in the operational status of the Banks' Pension Funds. According to IFRSs the actuarial deficit will be recognised directly in equity.
4. Certain prior year balances have been re-instated to facilitate comparison with the current year.
5. The activities of Alpha Leasing have on consolidation been accounted for using the finance lease method.
6. The Bank has been audited by the tax authorities for all years up to and including December 31, 2002 and the majority of the subsidiaries have been audited by the tax authorities for all years up to and including December 31, 2000.
7. No fixed assets have been pledged.
8. There are no pending legal cases or issues in progress which may have a material impact on the financial statements of the Group.
9. The total employees of the Group as at December 31, 2004 was 9,103, compared to 9,288 as at December 31, 2003.
10. The accounting policies followed by the subsidiaries of the Group in compiling their financial statements, are consistent with those followed in the prior year and they are in accordance with the relevant provisions of Company Law 2190/1920.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(1.1 - 31.12.2004)

	2004		2003	
Interest and similar income				
- Interest on fixed-income securities	84,919		120,776	
- Other interest and similar income	1,457,156	1,542,075	1,273,867	1,394,643
Less :				
Interest expense and similar charges		499,491		502,266
		1,042,584		892,377
Plus :				
Dividend income				
a. Dividend income from trading portfolio	939		6,909	
b. Dividend income from investments in affiliates	4,947	5,886	675	7,584
Commission income	384,997		335,088	
Less :				
Commission expense	32,865	352,132	38,112	296,976
Plus :				
Net trading income		70,343		111,772
Plus :				
Other operating income		10,816		9,279
Surplus value from participation in entities				
consolidated under the equity method		45,307		715
Gross operating results		1,527,068		1,318,703
Less :				
General administrative expenses				
a. Staff costs				
- Salaries	243,151		235,752	
- *Contributions to social security funds*	127,563		122,197	
- Other staff costs	20,395	391,109	22,007	379,956
b. Other administrative expenses				
- General expenses	227,775		216,879	
- Non-income taxes	27,930	255,705	27,352	244,231
Less :				
Depreciation and amortization expenses		93,799		90,748
Revaluation differences of receivables				
and provisions for contingent liabilities				
- *General provision for credit risk*	224,455		194,009	
- Provision for staff retirement				
indemnities	2,708		726	
- Other provisions	1,978	229,141	17,610	212,345
Total operating results		557,314		391,423
Extraordinary income		20,290		7,756
Extraordinary charges		(2,167)		(3,493)
Extraordinary profit or loss		(169)		20,885
Net profit for the year (before taxes)		575,268		416,571
Less: Income tax		157,760		125,577
Less: Income tax differences from prior years		1,721		-
Net profit for the year		415,787		290,994
Less: Minority interest		4,072		6,773
Net profit		**411,715**		**284,221**

Athens, February 22,2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR AND GENERAL MANAGER	THE EXECUTIVE GENERAL MANAGER AND CHIEF FINANCIAL OFFICER	CHIEF GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

Independent Auditors' Report
(Translated from the original in Greek)

To the Shareholders of
Alpha Bank and its subsidiaries

We have audited in accordance with article 108 and 130 of Codified Law 2190/1920 relating to 'limited liability companies" the above consolidated balance sheet and income statement and the notes thereon, of Alpha Bank and its subsidiaries for the year ended 31 December 2004. The audit procedures we performed were those that we considered appropriate based on the auditing standards adopted by the Institute of Certified Auditors and Accountants. We agreed the contents of the consolidated Board of Directors' report with the consolidated financial statements. The financial statements of entities that have been consolidated, with total assets and income amounting to 5% and 14% of the Group respectively, have been audited by other auditors, and in expressing our opinion we have relied on their audit reports.

In our opinion, except for the matter discussed in note 3 to the consolidated financial statements relating to the liability to the employee pension fund and note 6 to the consolidated financial statements relating to the unaudited tax years, the consolidated financial statements have been prepared in accordance with the provisions of Codified Law 2190/1920 and present fairly, in accordance with the relevant legislation and accounting principles generally accepted in Greece, which have been applied on a consistent basis , the financial position and results of the entities that have been consolidated as at 31 December 2004.

Athens, 22 February 2005

KPMG Kyriacou Certified Auditors AE

Marios T. Kyriacou Certified Auditor Accountant	Nick E. Vouniseas Certified Auditor Accountant
AM SOEL 11121	AM SOEL 18701

ALPHA BANK
CASH FLOW STATEMENT AS AT DECEMBER 31, 2004
(Amounts in thousands of Euro)

CODE		ANALYSIS	2004	2003
		Cash flows from operating activities		
A	100	Cash inflows		
	101	Interest and commission income	1,642,899	1,486,249
	102	Dividend income	853	8,633
	103	Other operating income	48,530	40,880
	104	Profit from trading activities	15,455	33,907
	105	Proceeds from sales of trading securities		2,439,309
	106	Proceeds from sales of government and other securities		
	107	Decrease in accounts receivable		
	108	Increase in deposits		
	109	Plus : Decrease in accrued income		86,048
		Less : Increase in accrued income	-8,002	
	110	Plus : Increase in deferred income	48,450	974
		Less : Decrease in deferred income		
	111	Plus : Decrease in other assets		
		Plus : Increase in other liabilities	3,027	39,779
	112	Proceeds from auction sales	9,303	4,388
		Total cash inflows (A100)	**1,760,515**	**4,140,167**
A	200	Cash outflows		
	201	Interest and commission expense	535,818	576,764
	202	General administrative expenses	559,168	539,346
	203	Other expenses	5,138	5,174
	204	Loss from trading activities		
	205	Purchase of trading securities	612,130	
	206	Purchase of government and other securities		
	207	Loans and advances to customers	2,248,885	2,363,461
	208	Decrease in deposits	2,140,121	1,362,349
	209	Plus : Increase in prepaid expenses	2,946	
		Less : Decrease in prepaid expenses		-5,704
	210	Plus : Decrease in accrued expenses		
		Less : Increase in accrued expenses	-41,546	-14,845
	211	Plus : Decrease in other liabilities		
		Plus : Increase in other assets	112,740	29,430
	212	Purchases of assets from auctions	4,091	3,619
	213	Taxes paid	110,547	100,235
		Total cash outflows (A200)	**6,290,038**	**4,959,829**
		Cash flows from operating activities (A100-A200)=A	**-4,529,523**	**-819,662**

B		**Cash flows from investing activities**		
B	100	Cash inflows		
	101	Proceeds from sales of securities and investments	418	31,513
	102	Proceeds from sales of tangible and intangible assets	14,171	23,634
	103	Dividend income from securities and investments	29,519	18,273
	104	Other income	9,395	9,980
		Total cash inflows (B100)	**53,503**	**83,400**
B	200	Cash outflows		
	201	Purchase of securities and investments	91,821	24,764
	202	Purchase of tangible and intangible assets	105,875	74,777
		Total cash outflows (B 200)	**197,696**	**99,541**
		Cash flows from investing activities (B100-B200)=B	**-144,193**	**-16,141**

Γ		**Cash flows from financing activities**		
Γ	100	Cash inflows		
	101	Increase in debt securities issued	4,145,045	2,399,168
	102	Increase in subordinated debt issued	25,000	449,910
	103	Share capital increase		
	104	Sales of Treasury Shares		
	105	Increase in liabilities to other financial institutions		49,246
		Total cash inflows (C100)	**4,170,045**	**2,898,324**
Γ	200	cash outflows		
	201	Decrease in debt securities issued		
	202	Decrease in subordinated debt issued		
	203	Share capital decrease		
	204	Purchase of Treasury Shares	18,638	
	205	Decrease in liabilities to other financial institutions	733	
	206	Interest expense of corporate bonds		
	207	Dividends paid	117,502	74,069
	208	Profit distributed to employees	2,902	2,996
	209	Board of Directors fees	360	360
		Total cash outflows (C 200)	**140,135**	**77,425**
		Cash flows from financing activities (C100-C200)=C	**4,029,910**	**2,820,899**
		NET CASH FLOW (A+/-B+/-C)	**-643,806**	**1,985,096**
		CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD :	7,388,707	5,403,611
		1. Cash and balances with Central Banks	925,913	1,144,846
		2. Due from credit institutions	6,462,794	4,258,765
		CASH AND CASH EQUIVALENTS AT END OF PERIOD :	6,744,901	7,388,707
		1. Cash and balances with Central Banks	1,422,363	925,913
		2. Due from credit institutions	5,322,538	6,462,794

Notes:

1. *Due from credit institutions do not include loans to banks.*

2. *Profit from trading activities of Euro 15,455 thousand derived from setting off an inflow of Euro 317,982,123 thousand and an outflow of Euro 317,966,668 thousand.*

3. The amounts next to codes A205, A207 and A208 are presented net.

Athens, February 22, 2005

The Chairman of the Board of Directors and Managing Director	The Executive Director and General Manager	The Executive General Manager and Chief Financial Officer	Chief Group Financial Reporting
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

Auditors' Report
To the Shareholders of «ALPHA BANK»

We have audited the above Cash Flow Statement of «ALPHA BANK» for the year ended 31 December 2004, which has been compiled from the Bank's financial statements on which we issued our auditor report dated 22 February 2005. In our opinion, the above Cash Flow Statement presents fairly the cashflows for the year.

Athens, 22 February 2005
KPMG Kyriacou Certified Auditors AE

Marios T. Kyriacou Certified Auditor Accountant AM SOEL 11121	Nick E. Vouniseas Certified Auditor Accountant AM SOEL 18701

ALPHA BANK GROUP

CONSOLIDATED CASH FLOW STATEMENT AS AT DECEMBER 31, 2004

(Amounts in thousands of Euro)

CODE		ANALYSIS	2004	2003
		Cash flows from operating activities		
A	100	Cash inflows		
	101	Interest and commission income	1,924,349	1,727,133
	102	Dividend income	939	6,909
	103	Other operating income	18,805	7,442
	104	Profit from trading activities	22,979	80,998
	105	Proceeds from sales of trading securities		2,827,687
	106	Proceeds from sales of government and other securities		
	107	Decrease in accounts receivable		
	108	Increase in deposits		
	109	Plus : Decrease in accrued income		87,464
		Less : Increase in accrued income	-5,406	
	110	Plus : Increase in deferred income	82,976	
		Less : Decrease in deferred income		-8,648
	111	Plus : Decrease in other assets		
		Plus : Increase in other liabilities		60,558
	112	Proceeds from auction sales	9,303	4,388
		Total cash inflows (A100)	**2,053,945**	**4,793,931**
A	200	Cash outflows		
	201	Interest and commission expense	541,056	585,513
	202	General administrative expenses	644,025	617,672
	203	Other expenses	3,729	3,493
	204	Loss from trading activities		47,664
	205	Purchase of trading securities	192,389	
	206	Purchase of government and other securities		
	207	Loans and advances to customers	2,697,682	2,566,661
	208	Decrease in deposits	1,994,469	1,679,588
	209	Plus : Increase in prepaid expenses	4,518	
		Less : Decrease in prepaid expenses		-6,710
	210	Plus : Decrease in accrued expenses		
		Less : Increase in accrued expenses	-53,320	-19,816
	211	Plus : Decrease in other liabilities	12,001	
		Plus : Increase in other assets	112,458	25,254
	212	Purchases of assets from auctions	4,091	3,619
	213	Taxes paid	149,253	121,637
		Total cash outflows (A200)	**6,302,351**	**5,624,575**
		Cash flows from operating activities (A100-A200)=A	**-4,248,406**	**-830,644**

B		**Cash flows from investing activities**		
B	100	Cash inflows		
	101	Proceeds from sales of securities and investments	418	20,799
	102	Proceeds from sales of tangible and intangible assets	21,645	28,364
	103	Dividend income from securities and investments	8,143	675
	104	Other income	8,920	9,390
		Total cash inflows (B100)	**39,126**	**59,228**
B	200	Cash outflows		
	201	Purchase of securities and investments	92,160	37,217
	202	Purchase of tangible and intangible assets	105,949	82,844
		Total cash outflows (B 200)	**198,109**	**120,061**
		Cash flows from investing activities (B100-B200)=B	**-158,983**	**-60,833**

C		**Cash flows from financing activities**		
C	100	Cash inflows		
	101	Increase in debt securities issued	3,691,396	2,138,036
	102	Increase in subordinated debt issued	74,597	352,929
	103	Share capital increase		
	104	Sales of Treasury Shares		304,338
	105	Increase in liabilities to other financial institutions		49,247
		Total cash inflows (C100)	**3,765,993**	**2,844,550**
C	200	cash outflows		
	201	Decrease in debt securities issued		
	202	Decrease in subordinated debt issued		
	203	Share capital decrease		
	204	Purchase of Treasury Shares	18,638	
	205	Decrease in liabilities to other financial institutions	733	
	206	Interest expense of corporate bonds		
	207	Dividends paid	118,854	69,144
	208	Profit distributed to employees	3,072	3,166
	209	Board of Directors fees	371	371
		Total cash outflows (C 200)	**141,668**	**72,681**
		Cash flows from financing activities (C100-C200)=C	**3,624,325**	**2,771,869**
		NET CASH FLOW (A+/-B+/-C)	**-783,064**	**1,880,392**
		CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD :	**7,367,471**	**5,487,079**
		1. Cash and balances with Central Banks	1,150,358	1,412,578
		2. Due from credit institutions	6,217,113	4,074,501
		CASH AND CASH EQUIVALENTS AT END OF PERIOD :	**6,584,407**	**7,367,471**
		1. Cash and balances with Central Banks	1,755,718	1,150,358
		2. Due from credit institutions	4,828,689	6,217,113

Notes:
1. Due from credit institutions do not include loans to banks
2. The amounts relating to codes A205, A207 and A208 are presented net.

Athens, February 22,2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR AND GENERAL MANAGER	THE EXECUTIVE GENERAL MANAGER AND CHIEF FINANCIAL OFFICER	CHIEF GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

Auditors' Report

To the Shareholders of «ALPHA BANK» and it's subsidiaries.

We have audited the above Consolidated Cash Flow Statement of «ALPHA BANK» and its subsidiaries, which has been compiled from the consolidated financial statements on which we issued our auditor report dated 22 February 2005.

In our opinion, the above Consolidated Cash Flow Statements presents fairly the cash flows for the year.

Athens, 22 February 2005

Marios T. Kyriacou	Nick E. Vouniseas
Certified Auditor Accountant	Certified Auditor Accountant
AM SOEL 11121	AM SOEL 18701

ALPHA BANK

STANDALONE FIGURES ACCORDING TO LISTING RULE 23.77

amounts in thousands of Euro

	December 31, 2004	December 31, 2003
TURNOVER	1.751.708	1.634.900
PROFIT OR LOSS BEFORE TAXATION	431.539	356.410
PROFIT OR LOSS AFTER TAXATION	316.407	260.368
INTERIM DIVIDEND PAID OR PROPOSED*	174.064	117.502

* Proposal to the shareholders' meeting of April 19, 2005

ALPHA BANK

ΕΝΟΠΟΙΗΜΕΝΟΣ ΙΣΟΛΟΓΙΣΜΟΣ ΤΗΣ 31ης ΔΕΚΕΜΒΡΙΟΥ 2004 ΤΩΝ ΕΤΑΙΡΙΩΝ ΤΟΥ ΟΜΙΛΟΥ ΠΟΥ ΑΝΗΚΟΥΝ ΣΤΟ ΧΡΗΜΑΤΟΠΙΣΤΩΤΙΚΟ ΤΟΜΕΑ

(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

		2004		2003	
ΤΑΜΕΙΟ ΚΑΙ ΔΙΑΘΕΣΙΜΑ ΣΕ ΚΕΝΤΡΙΚΕΣ ΤΡΑΠΕΖΕΣ					
α. Ταμείο		260.205		285.886	
β. Επιταγές εισπρακτέες		52.190		72.336	
γ. Διαθέσιμα σε Κεντρικές Τράπεζες		1.443.323	1.755.718	792.136	1.150.358
ΚΡΑΤΙΚΑ ΚΑΙ ΑΛΛΑ ΑΞΙΟΓΡΑΦΑ ΔΕΚΤΑ ΓΙΑ ΕΠΑΝΑΧΡΗΜΑΤΟΔΟΤΗΣΗ ΑΠΟ ΤΗΝ ΚΕΝΤΡΙΚΗ ΤΡΑΠΕΖΑ					
α. Εκδόσεως Ελληνικού Δημοσίου		828.912		253.520	
β. Άλλων εκδοτών		707.846	1.536.758	163.575	417.095
ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΙΣΤΩΤΙΚΩΝ ΙΔΡΥΜΑΤΩΝ					
α. Όψεως		22.445		15.396	
β. Λοιπές		782.592		878.805	
γ. Reverse repos		4.347.412	5.152.449	5.546.446	6.440.647
ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ					
- Χορηγήσεις :					
α. Βραχυπρόθεσμες		10.092.829		9.626.953	
β. Μακροπρόθεσμες		12.795.394		10.633.153	
		22.888.223		20.260.106	
- Λοιπές απαιτήσεις		52.453		93.441	
		22.940.676		20.353.547	
Μείον : Προβλέψεις		720.894	22.219.782	508.159	19.845.388
ΧΡΕΟΓΡΑΦΑ					
Ομολογίες και άλλοι τίτλοι σταθερής αποδόσεως					
α. Εκδόσεως Ελληνικού Δημοσίου		32.466		158.000	
β. Άλλων εκδοτών		251.745		992.624	
		284.211		1.150.624	
Μετοχές και άλλοι τίτλοι μεταβλητής αποδόσεως		131.485	415.696	149.769	1.300.393
ΣΥΜΜΕΤΟΧΕΣ					
Σε επιχειρήσεις ενοποιούμενες με τη μέθοδο της καθαρής θέσεως		295.311		235.179	
Σε λοιπές επιχειρήσεις		24.959	320.270	27.204	262.383
ΑΫΛΑ ΠΑΓΙΑ ΣΤΟΙΧΕΙΑ					
α. Έξοδα ιδρύσεως και πρώτης εγκαταστάσεως	37.571				
Μείον : Αποσβέσεις	34.870	2.701		4.751	
β. Λοιπά άυλα πάγια στοιχεία	298.698				
Μείον : Αποσβέσεις	197.847	100.851	103.552	81.896	86.647
ΕΝΣΩΜΑΤΑ ΠΑΓΙΑ ΣΤΟΙΧΕΙΑ					
α. Γήπεδα - Οικόπεδα		396.570		400.346	
β. Κτήρια - Εγκαταστάσεις κτηρίων	405.199				
Μείον : Αποσβέσεις	174.692	230.507		236.101	
γ. Έπιπλα και λοιπός εξοπλισμός	79.752				
Μείον : Αποσβέσεις	51.727	28.025		28.564	
δ. Ηλεκτρονικός εξοπλισμός	274.052				
Μείον : Αποσβέσεις	225.679	48.373		50.013	
ε. Λοιπά ενσώματα πάγια στοιχεία	4.222				
Μείον : Αποσβέσεις	2.693	1.529		1.518	
στ. Ακινητοποιήσεις υπό κατασκευή και προκαταβολές		859	705.863	982	717.524
ΛΟΙΠΑ ΣΤΟΙΧΕΙΑ ΕΝΕΡΓΗΤΙΚΟΥ			568.442		454.251
ΠΡΟΠΛΗΡΩΘΕΝΤΑ ΕΞΟΔΑ ΚΑΙ ΕΣΟΔΑ ΕΙΣΠΡΑΚΤΕΑ					
α. Έξοδα επομένων χρήσεων		23.369		18.851	
β. Δεδουλευμένοι τόκοι :					
- Ομολόγων Δημοσίου	4.476				
- Λοιπών Ομολόγων	16.034				
- Χορηγήσεων	56.618				
- Λοιποί	37.341	114.469		108.878	
γ. Έσοδα χρήσεως εισπρακτέα		287	138.125	472	128.201
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ			32.916.665		30.802.887

ΠΑΘΗΤΙΚΟ

	2004		2003	
ΥΠΟΧΡΕΩΣΕΙΣ ΠΡΟΣ ΠΙΣΤΩΤΙΚΑ ΙΔΡΥΜΑΤΑ				
α. Όψεως	65.656		44.197	
β. Προθεσμίας	482.735		658.329	
γ. Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	993.971	1.542.362	1.744.800	2.447.326
ΥΠΟΧΡΕΩΣΕΙΣ ΠΡΟΣ ΠΕΛΑΤΕΣ				
α. Καταθέσεις				
- Όψεως	5.079.898		4.561.971	
- Ταμιευτηρίου	9.096.316		8.609.998	
- Προθεσμίας	4.538.682		5.246.916	
	18.714.896		18.418.885	
β. Άλλες υποχρεώσεις				
- Επιταγές και εντολές πληρωτέες	125.806		151.803	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	1.876.784	20.717.486	3.236.480	21.807.168
ΟΜΟΛΟΓΙΑΚΑ ΔΑΝΕΙΑ		5.829.431		2.138.036
ΛΟΙΠΑ ΣΤΟΙΧΕΙΑ ΠΑΘΗΤΙΚΟΥ				
α. Μερίσματα πληρωτέα	174.064		117.502	
β. Υποχρεώσεις για φόρο εισοδήματος και λοιπούς φόρους	167.643		150.936	
γ. Κρατήσεις και εισφορές υπέρ τρίτων	143.079		151.321	
δ. Λοιπές υποχρεώσεις	353.548	838.334	357.307	777.066
ΠΡΟΕΙΣΠΡΑΧΘΕΝΤΑ ΕΣΟΔΑ ΚΑΙ ΕΞΟΔΑ ΠΛΗΡΩΤΕΑ				
α. Έσοδα επομένων χρήσεων	215.188		132.212	
β. Τόκοι προθεσμιακών καταθέσεων δεδουλευμένοι	54.596		34.843	
γ. Λοιπά έξοδα χρήσεως δεδουλευμένα	104.480	374.264	70.914	237.969
ΠΡΟΒΛΕΨΕΙΣ ΓΙΑ ΚΙΝΔΥΝΟΥΣ ΚΑΙ ΒΑΡΗ				
α. Προβλέψεις για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	10.176		9.501	
β. Λοιπές προβλέψεις	506	10.682	15.113	24.614
ΔΑΝΕΙΑ ΜΕΙΩΜΕΝΗΣ ΕΞΑΣΦΑΛΙΣΕΩΣ		893.665		890.988
ΥΒΡΙΔΙΚΑ ΚΕΦΑΛΑΙΑ		297.353		225.434
ΙΔΙΑ ΚΕΦΑΛΑΙΑ				
Μετοχικό Κεφάλαιο				
- Καταβεβλημένο	1.274.272		953.721	
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	-		244.914	
Αποθεματικά	869.524		835.764	
Υπεραξία από αναπροσαρμογή ακινήτων	60.640		393.384	
Αποτελέσματα εις νέον				
- Υπόλοιπο κερδών χρήσεως εις νέον	412.240		214.338	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	-		(273.021)	
	2.616.676		2.369.100	
Μείον : Διαφορές ενοποιήσεως	235.886		228.063	
Μείον : Ίδιες μετοχές	18.638		-	
	2.362.152		2.141.037	
Αναλογία τρίτων	50.926	2.413.078	113.249	2.254.286
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		32.916.665		30.802.887

ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ	2004		2003	
Ενδεχόμενες υποχρεώσεις				
- Από εγγυήσεις υπέρ τρίτων		3.783.800		4.065.402
Υποχρεώσεις που απορρέουν από				
πράξεις προσωρινής εκχωρήσεως		2.870.754		4.981.280
Λοιποί λογαριασμοί τάξεως				
α. Δικαιούχοι αλλοτρίων περιουσιακών στοιχείων	1.426.075		1.941.811	
β. Υποχρεώσεις από αμφοτεροβαρείς συμβάσεις	6.317.122		8.584.557	
γ. Λογαριασμοί πληροφοριών (εγγυήσεις, εμπράγματες εξασφαλίσεις κ.λπ.)	25.269.692		20.763.798	
δ. Μεριδιούχοι αμοιβαίων κεφαλαίων	4.577.305	37.590.194	4.414.911	35.705.077
ΣΥΝΟΛΟ ΛΟΓΑΡΙΑΣΜΩΝ ΤΑΞΕΩΣ		44.244.748		44.751.759

Σημειώσεις :

1. Οι εταιρίες του χρηματοπιστωτικού τομέα που περιλαμβάνονται με την μέθοδο της ολικής ενοποίησης πέραν της "ALPHA BANK" είναι: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Τράπεζα Λιμιτεδ, 5. Alpha Bank AD Skopje, 6. Alpha Leasing A.E., 7. Alpha Finance A.X.E.Π.Ε.Υ., 8. Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ., 9.Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων Α.Ε., 10. Alpha A.E. Επενδυτικών Συμμετοχών, 11. Alpha Αστικά Ακίνητα Α.Ε., 12. Alpha Asset Finance Ltd., 13. Alpha Credit Group Plc., 14. Alpha Finance US Corporation, 15. Alpha Finance Ltd Κύπρος, 16. Alpha Asset Management Α.Ε.Π.Ε.Υ., 17. Alpha Finance Romania S.A., 18. Alpha Leasing Romania S.A., 19. Alpha Trustees Ltd., 20. Alpha A.E. Συμμετοχών και Επενδύσεων, 21. ABC Factors A.E., 22. Ιονική Συμμετοχών Α.Ε., 23. Messana Holdings S.A., 24. Alpha Group Jersey Limited, 25. Alpha EF European Capital Investment. Εντός του έτους 2004 πουλήθηκε η εταιρία C.B. Interleasing Southeastern Ltd. Περιλαμβάνονται επίσης, με την μέθοδο της καθαρής θέσης, οι παρακάτω θυγατρικές εταιρίες του μη χρηματοπιστωτικού τομέα και συγγενείς επιχειρήσεις: 1. Alpha Ασφαλιστική Α.Ε., 2. Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε., 3. Alpha Insurance Romania, 4. Alpha Ασφαλιστική LTD Κύπρος, 5. Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., 6. Καφέ Μαζί Α.Ε., 7. Ωκεανός Α.Τ.Ο.Ε.Ε., 8. Cardlink A.E., 9. Δέλτα-Singular A.E., 10. ICAP A.E., 11. Γαιογνώμων Α.Ε., 12. ΕΒΙΣΑΚ Α.Ε., 13. Τουριστική Εταιρία Λέσβου Α.Ε., 14. Novelle Investments LTD., 15. Prismatech Hellas A.E. Εντός του έτους 2004 εκκαθαρίστηκε η εταιρία Ιονική Πίστη Ε.Π.Ε.
2. Το έτος 2004 έγινε αύξηση του μετοχικού κεφαλαίου της Τραπέζης κατά Ευρώ 320,6 εκατ., που προήλθε: α) Ευρώ 319,2 εκατ. από κεφαλαιοποίηση υπεραξίας από αναπροσαρμογή της αναπόσβεστης αξίας γηπέδων και κτηρίων στην εύλογη αξία σύμφωνα με το Ν.3229/2004, β) Ευρώ 0,8 εκατ. από κεφαλαιοποίηση φορολογηθέντος αποθεματικού και γ) Ευρώ 0,6 εκατ. από εξάσκηση δικαιωμάτων προαιρέσεως επί μετοχών (stock option).
3. Η Τράπεζα έχει δεσμευθεί να καλύψει τα αναλογιστικά ελλείμματα του Ταμείου Ασφαλίσεως Προσωπικού (ΤΑΠ) των υπαλλήλων της πρώην ALPHA ΤΡΑΠΕΖΗΣ ΠΙΣΤΕΩΣ. Η Τράπεζα θα ανακοινώσει το ακριβές ύψος των ασφαλιστικών της υποχρεώσεων, μετά το τέλος των διαβουλεύσεων που βρίσκονται σε εξέλιξη και αφορούν μεταβολές στο καθεστώς λειτουργίας των ασφαλιστικών ταμείων των Τραπεζών. Σύμφωνα με τα Διεθνή Λογιστικά Πρότυπα το ποσό που θα προκύψει θα μεταφερθεί απευθείας στην καθαρή θέση.
4. Ορισμένα κονδύλια του Ισολογισμού της 31.12.2003 αναμορφώθηκαν για να είναι συγκρίσιμα με τα αντίστοιχα κονδύλια του Ισολογισμού της 31.12.2004
5. Κατά την ενοποίηση της εταιρίας Alpha Leasing A.E. με 31.12.2004, οι ασκούμενες από αυτή δραστηριότητες λογίσθηκαν ως χρηματοδοτική μίσθωση (finance lease).
6. Η Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 2002 και οι υπόλοιπες εταιρίες του ομίλου έχουν ελεγχθεί, σχεδόν στο συνολό τους, έως τη χρήση 2000.
7. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων.
8. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία του Ομίλου.
9. Ο αριθμός του απασχολουμένου προσωπικού την 31.12.2004 ήταν 9.103 άτομα έναντι 9.288 την 31.12.2003.
10. Οι βασικές λογιστικές αρχές που ακολούθησαν οι εταιρίες του χρηματοπιστωτικού τομέα της "ALPHA BANK" για την κατάρτιση των Οικονομικών τους Καταστάσεων είναι όμοιες με εκείνες που εφαρμόσθησαν για τη σύνταξη των οικονομικών καταστάσεων της 31 Δεκεμβρίου 2003 και προβλέπονται από τις σχετικές διατάξεις του Κ.Ν. 2190/1920.

ΕΝΟΠΟΙΗΜΕΝΗ ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΧΡΗΣΕΩΣ

(1 Ιανουαρίου 2004 - 31 Δεκεμβρίου 2004)

	2004		2003	
Τόκοι και εξομοιούμενα έσοδα				
- Τόκοι τίτλων σταθερής αποδόσεως	84.919		120.776	
- Λοιποί τόκοι και εξομοιούμενα έσοδα	1.457.156	1.542.075	1.273.867	1.394.643
Μείον :				
Τόκοι και εξομοιούμενα έξοδα		499.491		502.266
		1.042.584		892.377
Πλέον :				
Εσοδα από τίτλους				
α. Εσοδα από μετοχές και άλλους τίτλους μεταβλητής αποδόσεως	939		6.909	
β. Εσοδα από συμμετοχές σε συνδεδεμένες επιχειρήσεις	4.947	5.886	675	7.584
Εσοδα προμηθειών	384.997		335.088	
Μείον :				
Εξοδα προμηθειών	32.865	352.132	38.112	296.976
Πλέον :				
Αποτελέσματα χρηματοοικονομικών πράξεων		70.343		111.772
Πλέον :				
Λοιπά έσοδα εκμεταλλεύσεως		10.816		9.279
Υπεραξία χρήσεως από συμμετοχές σε επιχειρήσεις ενοποιούμενες με τη μέθοδο της καθαρής θέσεως		45.307		715
Μικτά αποτελέσματα εκμεταλλεύσεως		1.527.068		1.318.703
Μείον :				
Γενικά έξοδα διοικήσεως				
α. Δαπάνες προσωπικού				
- Μισθοί και ημερομίσθια	243.151		235.752	
- Επιβαρύνσεις από εισφορές για συντάξεις προσωπικού	127.563		122.197	
- Λοιπές επιβαρύνσεις προσωπικού	20.395	391.109	22.007	379.956
β. Αλλα έξοδα διοικήσεως				
- Γενικά έξοδα	227.775		216.879	
- Φόροι	27.930	255.705	27.352	244.231
Μείον :				
Αποσβέσεις παγίων στοιχείων		93.799		90.748
Διαφορές προσαρμογής αξίας απαιτήσεων και προβλέψεις για ενδεχόμενες υποχρεώσεις				
- Πρόβλεψη για επισφαλείς απαιτήσεις	224.455		194.009	
- Πρόβλεψη για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	2.708		726	
- Λοιπές προβλέψεις	1.978	229.141	17.610	212.345
Ολικά αποτελέσματα εκμεταλλεύσεως		557.314		391.423
Εκτακτα έσοδα		20.290		7.756
Εκτακτα έξοδα		(2.167)		(3.493)
Εκτακτα αποτελέσματα		(169)		20.885
Καθαρά κέρδη χρήσεως (προ φόρων)		575.268		416.571
Μείον : Φόρος εισοδήματος και λοιποί φόροι		157.760		125.577
Μείον : Διαφορές φορολογικού ελέγχου προηγούμενων χρήσεων		1.721		-
Καθαρά κέρδη χρήσεως		415.787		290.994
Μείον: Αναλογία κερδών τρίτων		4.072		6.773
Καθαρά κέρδη		411.715		284.221

Αθήναι, 22 Φεβρουαρίου 2005

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ ΚΑΙ CHIEF FINANCIAL OFFICER	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

Πιστοποιητικό Ελέγχου Ορκωτών Ελεγκτών Λογιστών

Προς τους κ.κ. Μετόχους της
ALPHA BANK και των Θυγατρικών της

Ελέγξαμε, κατά τις διατάξεις των άρθρων 108 και 130 του κ.ν. 2190/1920 περί Ανωνύμων Εταιρειών, τον ανωτέρω ενοποιημένο Ισολογισμό και την ενοποιημένη Κατάσταση Αποτελεσμάτων καθώς και το σχετικό Προσάρτημα της ALPHA BANK και των θυγατρικών της για τη χρήση που έληξε την 31 Δεκεμβρίου 2004. Εφαρμόσαμε τις διαδικασίες που κρίναμε κατάλληλες για τον σκοπό του ελέγχου μας, οι οποίες είναι σύμφωνες με τις αρχές και τους κανόνες ελεγκτικής που ακολουθεί το Σώμα Ορκωτών Ελεγκτών Λογιστών και επαληθεύσαμε τη συμφωνία του περιεχομένου της ενοποιημένης Έκθεσης Διαχείρισης με τις παραπάνω ενοποιημένες οικονομικές καταστάσεις. Οι οικονομικές καταστάσεις επιχειρήσεων που περιλαμβάνονται στην ενοποίηση και αντιπροσωπεύουν 5% και 14% των ενοποιημένων συνόλων ενεργητικού και κύκλου εργασιών έχουν ελεγχθεί από άλλους αναγνωρισμένους ελεγκτές, στο πιστοποιητικό ελέγχου των οποίων βασιστήκαμε για να εκφράσουμε την γνώμη μας, που ακολουθεί, στο μέτρο που αυτή σχετίζεται με τα περιλαμβανόμενα στην ενοποίηση κονδύλια των πιο πάνω επιχειρήσεων.

Κατά τη γνώμη μας, αφού ληφθούν υπόψη η σημείωση 3 της Τράπεζας κάτω από τον ισολογισμό, που αναφέρεται στην υποχρέωση της Τράπεζας προς τα Ταμεία Καθορισμένων Παροχών, και η σημείωση 6 που αναφέρεται στις φορολογικά ανέλεγκτες χρήσεις, οι ενοποιημένες αυτές οικονομικές καταστάσεις έχουν καταρτιστεί σύμφωνα με τις διατάξεις του κ.ν. 2190/1920 και απεικονίζουν βάσει των σχετικών διατάξεων που ισχύουν και λογιστικών αρχών και μεθόδων που εφαρμόζει η μητρική Τράπεζα και οι οποίες έχουν γίνει γενικά παραδεκτές στην Ελλάδα και δεν διαφέρουν από εκείνες που εφαρμόστηκαν στην προηγούμενη χρήση, ακριβοδίκαια την περιουσιακή διάρθρωση, την χρηματοοικονομική θέση και τα αποτελέσματα του συνόλου των επιχειρήσεων που περιλαμβάνονται στην ενοποίηση της 31 Δεκεμβρίου 2004.
Επισημαίνεται ότι η Τράπεζα σύμφωνα με τις διατάξεις του άρθρου 134 του κ.ν. 2190/1920 από 1 Ιανουαρίου 2005 πρόκειται να συντάσσει τις ενοποιημένες οικονομικές καταστάσεις της σύμφωνα με τα Διεθνή Λογιστικά Πρότυπα όπως αυτά έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση. Από την εφαρμογή των Διεθνών Λογιστικών Προτύπων είναι πιθανό να επηρεαστεί η καθαρή θέση του Ομίλου θετικά ή αρνητικά, όπως αυτή εμφανίζεται κατά την 31 Δεκεμβρίου 2004, χωρίς ωστόσο να είναι εφικτό αυτή τη χρονική στιγμή να προσδιοριστεί το μέγεθος της επίδρασης αυτής.

Αθήνα, 22 Φεβρουαρίου 2005
KPMG Κυριάκου Ορκωτοί Ελεγκτές ΑΕ

Μάριος Τ. Κυριάκου	Νικόλαος Ε. Βουνισέας
Ορκωτός Ελεγκτής Λογιστής	Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 11121	ΑΜ ΣΟΕΛ 18701

ALPHA BANK
ΙΣΟΛΟΓΙΣΜΟΣ ΤΗΣ 31ης ΔΕΚΕΜΒΡΙΟΥ 2004
(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

		2004		2003	
ΤΑΜΕΙΟ ΚΑΙ ΔΙΑΘΕΣΙΜΑ ΣΕ ΚΕΝΤΡΙΚΕΣ ΤΡΑΠΕΖΕΣ					
α Ταμείο		240.664		288.729	
β Επιταγές εισπρακτέες		43.839		56.098	
γ. Διαθέσιμα σε Κεντρικές Τράπεζες		1.137.880	1.422.383	603.088	925.913
ΚΡΑΤΙΚΑ ΚΑΙ ΑΛΛΑ ΑΞΙΟΓΡΑΦΑ ΔΕΚΤΑ ΓΙΑ ΕΠΑΝΑΧΡΗΜΑΤΟΔΟΤΗΣΗ ΑΠΟ ΤΗΝ ΚΕΝΤΡΙΚΗ ΤΡΑΠΕΖΑ					
α Εκδόσεως Ελληνικού Δημοσίου		828.912		253.520	
β. Αλλων εκδοτών		707.846	1.536.758	163.575	417.095
ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΙΣΤΩΤΙΚΩΝ ΙΔΡΥΜΑΤΩΝ					
α Όψεως		3.178		5.109	
β. Λοιπές		1.295.708		1.134.773	
γ. Απαιτήσεις από συμφωνίες επαναπώλησης τίτλων (Reverse repos)		4.347.412	5.646.298	5.546.446	6.686.328
ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ					
- Χορηγήσεις :					
α. Βραχυπρόθεσμες		9.487.847		8.993.327	
β. Μακροπρόθεσμες		10.613.484		8.954.092	
		20.101.331		17.947.419	
- Λοιπές απαιτήσεις		21.897		34.597	
		20.123.228		17.982.016	
Μείον : Προβλέψεις		621.120	19.502.108	439.700	17.542.316
ΧΡΕΟΓΡΑΦΑ					
Ομολογίες και άλλοι τίτλοι σταθερής αποδόσεως					
α. Εκδόσεως Ελληνικού Δημοσίου		-		124.454	
β Άλλων εκδοτών		726.115		1.051.600	
		726.115		1.176.054	
Μετοχές και άλλοι τίτλοι μεταβλητής αποδόσεως		135.010	861.125	120.484	1.296.538
ΣΥΜΜΕΤΟΧΕΣ					
Σε μη συνδεδεμένες επιχειρήσεις		111.743		111.329	
Σε συνδεδεμένες επιχειρήσεις		1.527.240	1.638.983	1.367.221	1.478.550
ΑΫΛΑ ΠΑΓΙΑ ΣΤΟΙΧΕΙΑ					
α. Έξοδα ιδρύσεως και πρώτης εγκαταστάσεως	18.965				
Μείον : Αποσβέσεις	18.421	2.544		3.988	
β. Λοιπά άυλα πάγια στοιχεία	284.923				
Μείον : Αποσβέσεις	188.501	96.422	98.966	77.234	81.222
ΕΝΣΩΜΑΤΑ ΠΑΓΙΑ ΣΤΟΙΧΕΙΑ					
α. Γήπεδα - Οικόπεδα		351.298		354.077	
β. Κτήρια - Εγκαταστάσεις κτηρίων	342.837				
Μείον : Αποσβέσεις	153.948	188.889		191.384	
γ. Έπιπλα και λοιπός εξοπλισμός	59.235				
Μείον : Αποσβέσεις	38.289	20.946		20.435	
δ. Ηλεκτρονικός εξοπλισμός	254.627				
Μείον : Αποσβέσεις	210.566	44.061		43.309	
ε. Λοιπά ενσώματα πάγια στοιχεία	1.745				
Μείον : Αποσβέσεις	991	754		626	
στ. Ακινητοποιήσεις υπό κατασκευή και προκαταβολές		278	606.226	305	610.136
ΛΟΙΠΑ ΣΤΟΙΧΕΙΑ ΕΝΕΡΓΗΤΙΚΟΥ			544.335		429.864
ΠΡΟΠΛΗΡΩΘΕΝΤΑ ΕΞΟΔΑ ΚΑΙ ΕΣΟΔΑ ΕΙΣΠΡΑΚΤΕΑ					
α. Έξοδα επομένων χρήσεων		20.252		17.305	
β. Δεδουλευμένοι τόκοι :					
- Ομολόγων Δημοσίου	4.310				
- Λοιπών Ομολόγων	13.628				
- Χορηγήσεων	58.946				
- Λοιποί	39.490	114.374	134.626	106.372	123.677
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ			31.991.788		29.591.639

ΠΑΘΗΤΙΚΟ

	2004		2003	
ΥΠΟΧΡΕΩΣΕΙΣ ΠΡΟΣ ΠΙΣΤΩΤΙΚΑ ΙΔΡΥΜΑΤΑ				
α. Όψεως	43.703		29.032	
β. Προθεσμίας	771.287		867.835	
γ. Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	993.971	1.808.961	1.744.800	2.641.667
ΥΠΟΧΡΕΩΣΕΙΣ ΠΡΟΣ ΠΕΛΑΤΕΣ				
α. Καταθέσεις				
- Όψεως	5.080.535		4.660.287	
- Ταμιευτηρίου	9.062.152		8.571.739	
- Προθεσμίας	2.773.492		3.580.909	
	16.916.179		16.812.935	
β. Άλλες υποχρεώσεις				
- Επιταγές και εντολές πληρωτέες	125.114		151.164	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	1.901.304	18.942.597	3.287.200	20.251.299
ΟΜΟΛΟΓΙΑΚΑ ΔΑΝΕΙΑ		6.544.212		2.399.168
ΛΟΙΠΑ ΣΤΟΙΧΕΙΑ ΠΑΘΗΤΙΚΟΥ				
α. Μερίσματα πληρωτέα	174.084		117.502	
β. Υποχρεώσεις για φόρο εισοδήματος και λοιπούς φόρους	127.367		117.082	
γ. Κρατήσεις και εισφορές υπέρ τρίτων	141.343		149.451	
δ. Λοιπές υποχρεώσεις	279.631	722.405	266.387	650.422
ΠΡΟΕΙΣΠΡΑΧΘΕΝΤΑ ΕΣΟΔΑ ΚΑΙ ΕΞΟΔΑ ΠΛΗΡΩΤΕΑ				
α. Έσοδα επομένων χρήσεων	68.857		20.406	
β. Τόκοι προθεσμιακών καταθέσεων δεδουλευμένοι	23.877		16.813	
γ. Λοιπά έξοδα χρήσεως δεδουλευμένα	99.979	192.713	65.498	102.717
ΠΡΟΒΛΕΨΕΙΣ ΓΙΑ ΚΙΝΔΥΝΟΥΣ ΚΑΙ ΒΑΡΗ				
α. Προβλέψεις για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	8.446		7.810	
β. Λοιπές προβλέψεις	479	8.925	14.421	22.231
ΔΑΝΕΙΑ ΜΕΙΩΜΕΝΗΣ ΕΞΑΣΦΑΛΙΣΕΩΣ		1.274.910		1.249.910
ΙΔΙΑ ΚΕΦΑΛΑΙΑ				
Μετοχικό Κεφάλαιο				
- Καταβεβλημένο (Μετοχές 235.105.567 προς Ευρώ 5,42)	1.274.272		953.721	
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	-		244.914	
Αποθεματικά				
α. Τακτικό	245.000		214.000	
β. Έκτακτο	150.000		190.000	
γ. Αποθεματικά ειδικών διατάξεων νόμων	391.902		290.497	
δ. Διαφορά αποτιμήσεως αξίας συμμετοχών	105.102		105.102	
Υπεραξία από την αναπροσαρμογή ακινήτων	60.339		371.711	
Αποτελέσματα εις νέον				
- Υπόλοιπο κερδών χρήσεως εις νέον	289.088		209.930	
Ίδιες μετοχές	(18.638)		-	
Υπεραξία συγχωνεύσεως προς συμψηφισμό	-	2.497.065	(305.650)	2.274.225
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		31.991.788		29.591.639

	2004		2003	
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ				
Ενδεχόμενες υποχρεώσεις				
- Από εγγυήσεις υπέρ τρίτων		11.400.451		7.548.845
Υποχρεώσεις που απορρέουν από πράξεις προσωρινής εκχωρήσεως		2.895.275		5.032.000
Λοιποί λογαριασμοί τάξεως				
α. Δικαιούχοι αλλοτρίων περιουσιακών στοιχείων	13.715		143.536	
β. Υποχρεώσεις από αμφοτεροβαρείς συμβάσεις	6.383.435		8.598.585	
γ. Λογαριασμοί πληροφοριών (Εγγυήσεις, εμπράγματες εξασφαλίσεις κ.λπ.)	24.661.331		20.449.476	
δ. Μεριδιούχοι αμοιβαίων κεφαλαίων	4.577.305	35.615.786	4.414.911	33.606.508
ΣΥΝΟΛΟ ΛΟΓΑΡΙΑΣΜΩΝ ΤΑΞΕΩΣ		49.911.512		46.185.353

Σημειώσεις :

1. Το έτος 2004 έγινε αύξηση του μετοχικού κεφαλαίου της Τραπέζης κατά Ευρώ 320,8 εκατ. που προήλθε: α) Ευρώ 319,2 εκατ. από κεφαλαιοποίηση υπεραξίας από αναπροσαρμογή της αναπόσβεστης αξίας γηπέδων και κτιρίων στην εύλογη αξία σύμφωνα με το Ν. 3229/2004, β) Ευρώ 0,8 εκατ. από κεφαλαιοποίηση φορολογηθέντος αποθεματικού και γ) Ευρώ 0,8 εκατ. από εξάσκηση δικαιωμάτων προαιρέσεως επί μετοχών (stock options).
2. Η Τράπεζα έχει δεσμευθεί να καλύψει τα αναλογιστικά ελλείμματα του Ταμείου Ασφαλίσεως Προσωπικού (ΤΑΠ) των υπαλλήλων της πρώην ALPHA ΤΡΑΠΕΖΗΣ ΠΙΣΤΕΩΣ. Η Τράπεζα θα ανακοινώσει το ακριβές ύψος των ασφαλιστικών της υποχρεώσεων, μετά το τέλος των διαβουλεύσεων που βρίσκονται σε εξέλιξη και αφορούν μεταβολές στο καθεστώς λειτουργίας των ασφαλιστικών ταμείων των Τραπεζών. Σύμφωνα με τα Διεθνή Λογιστικά Πρότυπα το ποσό που θα προκύψει θα μεταφερθεί απευθείας στην καθαρή θέση.
3. Η Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 2002.
4. Οι προβλέψεις για επισφαλείς απαιτήσεις ποσού Ευρώ 621,1 εκατ. θεωρούνται επαρκείς για την κάλυψη ενδεχόμενων ζημιών.
5. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων.
6. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία της Τραπέζης.
7. Ο αριθμός του απασχολουμένου προσωπικού την 31.12.2004 ήταν 7.179 άτομα, έναντι 7.412 την 31.12.2003.
8. Ορισμένα κονδύλια του Ισολογισμού της 31.12.2003 αναμορφώθηκαν για να είναι συγκρίσιμα με τα αντίστοιχα κονδύλια του Ισολογισμού της 31.12.2004.
9. Η Τράπεζα υπάγεται στον κωδικό 651.9 σύμφωνα με την 4-ψήφια ταξινόμηση των κλάδων οικονομικής δραστηριότητος.

ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΧΡΗΣΕΩΣ
(1 Ιανουαρίου 2004 - 31 Δεκεμβρίου 2004)

	2004		2003	
Τόκοι και εξομοιούμενα έσοδα				
- Τόκοι τίτλων σταθερής αποδόσεως	71.896		106.304	
- Λοιποί τόκοι και εξομοιούμενα έσοδα	1.276.736	1.348.632	1.125.057	1.231.361
Μείον :				
Τόκοι και εξομοιούμενα έξοδα		461.767		464.217
		886.865		767.144
Πλέον :				
Έσοδα από τίτλους				
α. Έσοδα από μετοχές και άλλους τίτλους μεταβλητής αποδόσεως	853		5.950	
β. Έσοδα από συμμετοχές σε συνδεδεμένες επιχειρήσεις	30.046	30.899	18.273	24.223
Έσοδα προμηθειών	296.990		257.484	
Μείον :				
Έξοδα προμηθειών	29.579	267.411	31.009	226.475
Πλέον :				
Αποτελέσματα χρηματοοικονομικών πράξεων		65.989		113.807
Πλέον :				
Λοιπά έσοδα εκμεταλλεύσεως		9.198		8.025
Μικτά αποτελέσματα εκμεταλλεύσεως		1.260.362		1.139.674
Μείον :				
Γενικά έξοδα διοικήσεως				
α. Δαπάνες προσωπικού				
- Μισθοί και ημερομίσθια	197.612		192.199	
- Επιβαρύνσεις από εισφορές για συντάξεις προσωπικού	114.929		111.605	
- Λοιπές επιβαρύνσεις προσωπικού	17.729	330.270	19.476	323.280
β. Άλλα έξοδα διοικήσεως				
- Γενικά έξοδα	206.683		196.039	
- Φόροι	25.751	232.434	24.753	220.792
Μείον :				
Αποσβέσεις παγίων στοιχείων		84.073		80.250
Διαφορές προσαρμογής αξίας απαιτήσεων και προβλέψεις για ενδεχόμενες υποχρεώσεις				
- Πρόβλεψη για επισφαλείς απαιτήσεις	190.396		166.181	
- Πρόβλεψη για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	2.586		487	
- Λοιπές προβλέψεις	358	193.340	14.555	181.223
Ολικά αποτελέσματα εκμεταλλεύσεως		420.245		334.129
Έκτακτα έσοδα		13.696		4.255
Έκτακτα έξοδα		(1.499)		(2.617)
Έκτακτα αποτελέσματα		(903)		20.843
Καθαρά κέρδη χρήσεως (προ φόρου)		**431.539**		**356.410**

ΠΙΝΑΚΑΣ ΔΙΑΘΕΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ

	2004		2003	
Καθαρά κέρδη χρήσεως		431.539		356.410
Υπόλοιπο αποτελεσμάτων προηγουμένων χρήσεων		209.930		137.884
Αποθεματικό ιδίων μετοχών		-		250
		641.469		494.544
Μείον :				
Φόρος εισοδήματος και λοιποί φόροι		115.132		96.042
Κέρδη προς διάθεση		526.337		398.502
Η διάθεση των κερδών γίνεται ως εξής :				
Τακτικό αποθεματικό		31.000		25.000
Μέρισμα χρήσεως (€ 0,72 ανά μετοχή)		174.064		117.502
Ειδικά και έκτακτα αποθεματικά :				
- Έκτακτα	20.737		12.846	
- Αποθεματικά ειδικών διατάξεων νόμων	5.970	26.707	29.868	42.714
Αμοιβές μελών Διοικητικού Συμβουλίου		473		360
Διανεμόμενα κέρδη στο προσωπικό		5.005		2.996
Υπόλοιπο κερδών εις νέον		289.088		209.930
		526.337		398.502

Αθήναι, 22 Φεβρουαρίου 2005

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ ΚΑΙ CHIEF FINANCIAL OFFICER	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ΠΙΣΤΟΠΟΙΗΤΙΚΟ ΕΛΕΓΧΟΥ ΟΡΚΩΤΩΝ ΕΛΕΓΚΤΩΝ ΛΟΓΙΣΤΩΝ

Προς τους κ.κ. Μετόχους της ALPHA BANK

Ελέγξαμε τις ανωτέρω Οικονομικές Καταστάσεις καθώς και το σχετικό Προσάρτημα της ALPHA BANK της εταιρικής χρήσης που έληξε την 31 Δεκεμβρίου 2004. Ο έλεγχός μας, στα πλαίσια του οποίου λάβαμε και γνώση πλήρους λογιστικού απολογισμού των εργασιών των υποκαταστημάτων της Τράπεζας, έγινε σύμφωνα με τις τις διατάξεις του άρθρου 37 του κ.ν. 2190/1920 περί Ανωνύμων Εταιρειών και τις ελεγκτικές διαδικασίες που κρίναμε κατάλληλες, με βάση τις αρχές και τους κανόνες ελεγκτικής που ακολουθεί το Σώμα Ορκωτών Ελεγκτών Λογιστών. Τέθηκαν στη διάθεσή μας τα βιβλία και στοιχεία που τήρησε η Τράπεζα και μας δόθηκαν οι αναγκαίες για τον έλεγχο πληροφορίες και επεξηγήσεις που ζητήσαμε. Η Τράπεζα εφάρμοσε ορθά το Κλαδικό Λογιστικό Σχέδιο των Τραπεζών. Δεν τροποποιήθηκε η μέθοδος απογραφής σε σχέση με την προηγούμενη χρήση. Επαληθεύσαμε τη συμφωνία του περιεχομένου της Έκθεσης Διαχείρισης του Διοικητικού Συμβουλίου προς την Τακτική Γενική Συνέλευση των μετόχων με τις σχετικές Οικονομικές Καταστάσεις. Το Προσάρτημα περιλαμβάνει τις πληροφορίες που προβλέπονται από την παρ. 1 του άρθρου 43α και του άρθρου 129 του κ.ν. 2190/1920.

Κατά τη γνώμη μας, οι ανωτέρω οικονομικές καταστάσεις, οι οποίες προκύπτουν από τα βιβλία και στοιχεία της Τράπεζας, απεικονίζουν, μαζί με το Προσάρτημα, αφού ληφθούν υπόψη η σημείωση 2 της Τράπεζας κάτω από τον Ισολογισμό που αναφέρεται στην υποχρέωση της Τράπεζας προς τα Ταμεία Καθορισμένων Παροχών, και η σημείωση 3 που αναφέρεται στις φορολογικά ανέλεγκτες χρήσεις, ακριβοδίκαια, την περιουσιακή διάρθρωση και την οικονομική θέση της Τράπεζας κατά την 31 Δεκεμβρίου 2004, και τα αποτελέσματα της χρήσης που έληξε αυτή την ημερομηνία, βάσει των σχετικών διατάξεων που ισχύουν και λογιστικών αρχών, οι οποίες έχουν γίνει γενικά παραδεκτές στην Ελλάδα και δεν διαφέρουν από εκείνες που η Τράπεζα εφάρμοσε στην προηγούμενη χρήση.

Αθήνα, 22 Φεβρουαρίου 2005

KPMG Κυριάκου Ορκωτοί Ελεγκτές ΑΕ

Μάριος Τ. Κυριάκου	Νικόλαος Ε. Βουνισέας
Ορκωτός Ελεγκτής Λογιστής	Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 11121	ΑΜ ΣΟΕΛ 18701

ALPHA BANK
ΚΑΤΑΣΤΑΣΗ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ ΤΗΣ ΧΡΗΣΕΩΣ ΠΟΥ ΕΛΗΞΕ ΤΗΝ 31η ΔΕΚΕΜΒΡΙΟΥ 2004

(Ποσά σε χιλιάδες Ευρώ)

Α/Α		Ανάλυση	2004	2003
		Ταμειακές Ροές από συνήθεις (λειτουργικές) δραστηριότητες		
Α	100	Ταμειακές εισροές		
	101	Τόκοι και προμήθειες (Εσοδα)	1.642.899	1.486.249
	102	Εσοδα από τίτλους	853	8.633
	103	Λοιπά έσοδα	48.530	40.880
	104	Αποτελέσματα χρηματοοικονομικών πράξεων	15.455	33.907
	105	Πώληση (εμπορεύσιμων) χρεογράφων		2.439.309
	106	Πώληση κρατικών και άλλων αξιογράφων		
	107	Είσπραξη απαιτήσεων		
	108	Αύξηση καταθέσεων		
	109	Προστίθεται : Μείωση Εσοδα Εισπρακτέα		86.048
		Αφαιρείται : Αύξηση Εσοδα Εισπρακτέα	-8.002	
	110	Προστίθεται : Αύξηση Εσοδα επομένων χρήσεων	48.450	974
		Αφαιρείται : Μείωση Εσοδα επομένων χρήσεων		
	111	Προστίθεται : Μείωση λογαριασμών Λοιπά στοιχεία Ενεργητικού		
		Προστίθεται : Αύξηση λογαριασμών Λοιπά στοιχεία Παθητικού	3.027	39.779
	112	Πώληση περιουσιακών στοιχείων πλειστηριασμού	9.303	4.388
		Σύνολο Ταμειακών Εισροών (Α100)	**1.760.515**	**4.140.167**
Α	200	Ταμειακές εκροές		
	201	Τόκοι και προμήθειες (Εξοδα)	535.818	576.764
	202	Γενικά έξοδα Διοικήσεως	559.168	539.346
	203	Λοιπά έξοδα	5.138	5.174
	204	Αποτελέσματα χρηματοοικονομικών πράξεων		
	205	Αγορά (εμπορεύσιμων) χρεογράφων	612.130	
	206	Αγορά κρατικών και άλλων αξιογράφων		
	207	Χορήγηση δανείων	2.248.885	2.363.461
	208	Μείωση καταθέσεων	2.140.121	1.362.349
	209	Προστίθεται : Αύξηση Εξόδων επομένων χρήσεων	2.946	
		Αφαιρείται : Μείωση Εξόδων επομένων χρήσεων		-5.704
	210	Προστίθεται : Μείωση Εξόδων πληρωτέων		
		Αφαιρείται : Αύξηση.Εξόδων πληρωτέων	-41.546	-14.845
	211	Προστίθεται : Μείωση λογαριασμών Λοιπά στοιχεία Παθητικού		
		Προστίθεται : Αύξηση λογαριασμών Λοιπά στοιχεία Ενεργητικού	112.740	29.430
	212	Αγορά περιουσιακών στοιχείων πλειστηριασμού	4.091	3.619
	213	Φόροι	110.547	100.235
		Σύνολο Ταμειακών Εκροών (Α200)	**6.290.038**	**4.959.829**
		Ταμειακές Ροές από συνήθεις (λειτουργικές) δραστηριότητες (Α100-Α200)=Α	**-4.529.523**	**-819.662**
Β		**Ταμειακές Ροές από Επενδυτικές δραστηριότητες**		
Β	100	Ταμειακές εισροές		
	101	Πώληση χρεογράφων συμμετοχών και τίτλων	418	31.513
	102	Πώληση άυλων και ενσώματων παγίων	14.171	23.634
	103	Εσοδα από συμμετοχές και τίτλους	29.519	18.273
	104	Λοιπά έσοδα	9.395	9.980
		Σύνολο Ταμειακών εισροών (Β100)	**53.503**	**83.400**
Β	200	Ταμειακές εκροές		
	201	Αγορά χρεογράφων συμμετοχών και τίτλων	91.821	24.764
	202	Αγορά άυλων και ενσώματων παγίων	105.875	74.777
		Σύνολο Ταμειακών εκροών (Β200)	**197.696**	**99.541**
		Ταμειακές Ροές από Επενδυτικές δραστηριότητες (Β100-Β200)=Β	**-144.193**	**-16.141**
Γ		**Ταμειακές Ροές από χρηματοδοτικές δραστηριότητες**		
Γ	100	Ταμειακές εισροές		
	101	Αύξηση υποχρεώσεων από πιστωτικούς τίτλους	4.145.045	2.399.168
	102	Αύξηση υποχρεώσεων μειωμένης εξασφάλισης	25.000	449.910
	103	Είσπραξη αύξησης μετοχικού κεφαλαίου		
	104	Πώληση Ιδίων Μετοχών		
	105	Αύξηση υποχρεώσεων προς Πιστωτικά Ιδρύματα		49.246
		Σύνολο Ταμειακών εισροών (Γ100)	**4.170.045**	**2.898.324**
Γ	200	Ταμειακές εκροές		
	201	Μείωση υποχρεώσεων από πιστωτικούς τίτλους		
	202	Μείωση υποχρεώσεων μειωμένης εξασφάλισης		
	203	Επιστροφή μετοχικού κεφαλαίου		
	204	Αγορά Ιδίων Μετοχών	18.638	
	205	Μείωση υποχρεώσεων προς Πιστωτικά Ιδρύματα	733	
	206	Τόκοι πιστωτικών τίτλων (έξοδα)		
	207	Μερίσματα	117.502	74.069
	208	Διάθεση κερδών στο προσωπικό	2.902	2.996
	209	Αμοιβές Δ.Σ. Από κέρδη χρήσεως	360	360
		Σύνολο Ταμειακών εκροών (Γ200)	**140.135**	**77.425**
		Ταμειακές Ροές από χρηματοδοτικές δραστηριότητες (Γ100-Γ200)=Γ	**4.029.910**	**2.820.899**
		ΤΑΜΕΙΑΚΕΣ ΡΟΕΣ (Α+/-Β+/-Γ)	**-643.806**	**1.985.096**
		Πλέον : ΤΑΜΕΙΑΚΑ ΔΙΑΘΕΣΙΜΑ ΕΝΑΡΞΗΣ ΧΡΗΣΗΣ :	7.388.707	5.403.611
		1. Ταμείο και Διαθέσιμα στην Κεντρική Τράπεζα	925.913	1.144.846
		2. Απαιτήσεις κατά Πιστωτικών Ιδρυμάτων	6.462.794	4.258.765
		ΤΑΜΕΙΑΚΑ ΔΙΑΘΕΣΙΜΑ ΤΕΛΟΥΣ ΧΡΗΣΗΣ:	6.744.901	7.388.707
		Ητοι : 1. Ταμείο και Διαθέσιμα στην Κεντρική Τράπεζα	1.422.363	925.913
		2. Απαιτήσεις κατά Πιστωτικών Ιδρυμάτων	5.322.538	6.462.794

Σημειώσεις:

1. Στις Απαιτήσεις κατά Πιστωτικών Ιδρυμάτων δεν περιλαμβάνονται τα δάνεια σε Πιστωτικά Ιδρύματα.
2. Το εξ Ευρώ 15.455 υπόλοιπο των εισροών από αποτελέσματα χρηματοοικονομικών πράξεων προέρχεται από συμψηφισμό των εμφανιζομένων στη λογιστική αντιστοίχων ταμειακών εισροών ποσού Ευρώ 317.982.123 και ταμειακών εκροών ποσού Ευρώ 317.966.668.
3. Τα κονδύλια που απεικονίζονται στους κωδικούς Α205, Α207 και Α208 προκύπτουν από το συμψηφισμό των αντίστοιχων εισροών και εκροών.

Αθήναι, 22 Φεβρουαρίου 2005

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ ΚΑΙ CHIEF FINANCIAL OFFICER	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ΒΕΒΑΙΩΣΗ ΕΛΕΓΧΟΥ ΟΡΚΩΤΩΝ ΕΛΕΓΚΤΩΝ ΛΟΓΙΣΤΩΝ
Προς τους κ.κ. Μετόχους της «ALPHA BANK»

Ελέγξαμε την ανωτέρω Κατάσταση Ταμειακών Ροών της «ALPHA BANK» της χρήσης 2004, η οποία προκύπτει από τις Οικονομικές Καταστάσεις για τις οποίες χορηγήσαμε το από 22 Φεβρουαρίου 2005 πιστοποιητικό ελέγχου. Κατά τη γνώμη μας η προαναφερόμενη Κατάσταση Ταμειακών Ροών απεικονίζει ακριβοδίκαια τις Ταμειακές εισροές και εκροές της χρήσης.

Αθήνα, 22 Φεβρουαρίου 2005

KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Μάριος Τ. Κυριάκου Ορκωτός Ελεγκτής Λογιστής ΑΜ ΣΟΕΛ 11121	Νικόλαος Ε. Βουνισέας Ορκωτός Ελεγκτής Λογιστής ΑΜ ΣΟΕΛ 18701

ΕΝΟΠΟΙΗΜΕΝΗ ΚΑΤΑΣΤΑΣΗ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ ΤΩΝ ΕΤΑΙΡΙΩΝ ΤΟΥ ΟΜΙΛΟΥ ΠΟΥ ΑΝΗΚΟΥΝ ΣΤΟ ΧΡΗΜΑΤΟΠΙΣΤΩΤΙΚΟ ΤΟΜΕΑ ΓΙΑ ΤΗ ΧΡΗΣΗ ΠΟΥ ΕΛΗΞΕ ΤΗΝ 31η ΔΕΚΕΜΒΡΙΟΥ 2004

(Ποσά σε χιλιάδες Ευρώ)

Α/Α		Ανάλυση	2004	2003
		Ταμειακές Ροές από συνήθεις (λειτουργικές) δραστηριότητες		
Α	100	Ταμειακές εισροές		
	101	Τόκοι και προμήθειες (Εσοδα)	1.924.349	1.727.133
	102	Εσοδα από τίτλους	939	6.909
	103	Λοιπά έσοδα	18.805	7.442
	104	Αποτελέσματα χρηματοοικονομικών πράξεων	22.979	80.998
	105	Πώληση (εμπορεύσιμων) χρεογράφων		2.827.687
	106	Πώληση κρατικών και άλλων αξιογράφων		
	107	Είσπραξη απαιτήσεων		
	108	Αύξηση καταθέσεων		
	109	Προστίθεται : Μείωση Εσοδα Εισπρακτέα		87.464
		Αφαιρείται : Αύξηση Εσοδα Εισπρακτέα	-5.406	
	110	Προστίθεται : Αύξηση Εσοδα επομένων χρήσεων	82.976	
		Αφαιρείται : Μείωση Εσοδα επομένων χρήσεων		-8.648
	111	Προστίθεται : Μείωση λογαριασμών Λοιπά στοιχεία Ενεργητικού		
		Προστίθεται : Αύξηση λογαριασμών Λοιπά στοιχεία Παθητικού		60.558
	112	Πώληση περιουσιακών στοιχείων πλειστηριασμού	9.303	4.388
		Σύνολο Ταμειακών Εισροών (Α100)	**2.053.945**	**4.793.931**
Α	200	Ταμειακές εκροές		
	201	Τόκοι και προμήθειες (Εξοδα)	541.056	585.513
	202	Γενικά έξοδα Διοικήσεως	644.025	617.672
	203	Λοιπά έξοδα	3.729	3.493
	204	Αποτελέσματα χρηματοοικονομικών πράξεων		47.664
	205	Αγορά (εμπορεύσιμων) χρεογράφων	192.389	
	206	Αγορά κρατικών και άλλων αξιογράφων		
	207	Χορήγηση δανείων	2.697.682	2.566.661
	208	Μείωση καταθέσεων	1.994.469	1.679.588
	209	Προστίθεται : Αύξηση Εξόδων επομένων χρήσεων	4.518	
		Αφαιρείται : Μείωση Εξόδων επομένων χρήσεων		-6.710
	210	Προστίθεται : Μείωση Εξόδων πληρωτέων		
		Αφαιρείται : Αύξηση Εξόδων πληρωτέων	-53.320	-19.816
	211	Προστίθεται : Μείωση λογαριασμών Λοιπά στοιχεία Παθητικού	12.001	
		Προστίθεται : Αύξηση λογαριασμών Λοιπά στοιχεία Ενεργητικού	112.458	25.254
	212	Αγορά περιουσιακών στοιχείων πλειστηριασμού	4.091	3.619
	213	Φόροι	149.253	121.637
		Σύνολο Ταμειακών Εκροών (Α200)	**6.302.351**	**5.624.575**
		Ταμειακές Ροές από συνήθεις (λειτουργικές) δραστηριότητες (Α100-Α200)=Α	**-4.248.406**	**-830.644**
Β		**Ταμειακές Ροές από Επενδυτικές δραστηριότητες**		
Β	100	Ταμειακές εισροές		
	101	Πώληση χρεογράφων συμμετοχών και τίτλων	418	20.799
	102	Πώληση άυλων και ενσώματων παγίων	21.645	28.364
	103	Εσοδα από συμμετοχές και τίτλους	8.143	675
	104	Λοιπά έσοδα	8.920	9.390
		Σύνολο Ταμειακών εισροών (Β100)	**39.126**	**59.228**
Β	200	Ταμειακές εκροές		
	201	Αγορά χρεογράφων συμμετοχών και τίτλων	92.160	37.217
	202	Αγορά άυλων και ενσώματων παγίων	105.949	82.844
		Σύνολο Ταμειακών εκροών (Β200)	**198.109**	**120.061**
		Ταμειακές Ροές από Επενδυτικές δραστηριότητες (Β100-Β200)=Β	**-158.983**	**-60.833**
Γ		**Ταμειακές Ροές από χρηματοδοτικές δραστηριότητες**		
Γ	100	Ταμειακές εισροές		
	101	Αύξηση υποχρεώσεων από πιστωτικούς τίτλους	3.691.396	2.138.036
	102	Αύξηση υποχρεώσεων μειωμένης εξασφάλισης	74.597	352.929
	103	Είσπραξη αύξησης μετοχικού κεφαλαίου (συμ/χή μειοψηφίας σε ΑΜΚ θυγατρικών ή σε ίδρυση νέων)		
	104	Πώληση Ιδίων Μετοχών		304.338
	105	Αύξηση υποχρεώσεων προς Πιστωτικά Ιδρύματα		49.247
		Σύνολο Ταμειακών εισροών (Γ100)	**3.765.993**	**2.844.550**
Γ	200	Ταμειακές εκροές		
	201	Μείωση υποχρεώσεων από πιστωτικούς τίτλους		
	202	Μείωση υποχρεώσεων μειωμένης εξασφάλισης		
	203	Επιστροφή μετοχικού κεφαλαίου		
	204	Αγορά Ιδίων Μετοχών	18.638	
	205	Μείωση υποχρεώσεων προς Πιστωτικά Ιδρύματα	733	
	206	Τόκοι πιστωτικών τίτλων (έξοδα)		
	207	Μερίσματα	118.854	69.144
	208	Διάθεση κερδών στο προσωπικό	3.072	3.166
	209	Αμοιβές Δ.Σ. Από κέρδη χρήσεως	371	371
		Σύνολο Ταμειακών εκροών (Γ200)	**141.668**	**72.681**
		Ταμειακές Ροές από χρηματοδοτικές δραστηριότητες (Γ100-Γ200)=Γ	**3.624.325**	**2.771.869**
		ΤΑΜΕΙΑΚΕΣ ΡΟΕΣ (Α+/-Β+/-Γ)	**-783.064**	**1.880.392**
		Πλέον : ΤΑΜΕΙΑΚΑ ΔΙΑΘΕΣΙΜΑ ΕΝΑΡΞΗΣ ΧΡΗΣΗΣ :	**7.367.471**	**5.487.079**
		1. Ταμείο και Διαθέσιμα στην Κεντρική Τράπεζα	1.150.358	1.412.578
		2. Απαιτήσεις κατά Πιστωτικών Ιδρυμάτων	6.217.113	4.074.501
		ΤΑΜΕΙΑΚΑ ΔΙΑΘΕΣΙΜΑ ΤΕΛΟΥΣ ΧΡΗΣΗΣ	**6.584.407**	**7.367.471**
		Ητοι : 1. Ταμείο και Διαθέσιμα στην Κεντρική Τράπεζα	1.755.718	1.150.358
		2. Απαιτήσεις κατά Πιστωτικών Ιδρυμάτων	4.828.689	6.217.113

Σημειώσεις:

1. Στις Απαιτήσεις κατά Πιστωτικών Ιδρυμάτων δεν περιλαμβάνονται τα δάνεια σε Πιστωτικά Ιδρύματα.
2. Τα κονδύλια που απεικονίζονται στους κωδικούς Α205, Α207 και Α208 προκύπτουν από το συμψηφισμό των αντίστοιχων εισροών και εκροών.

Αθήναι, 22 Φεβρουαρίου 2005

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ ΚΑΙ CHIEF FINANCIAL OFFICER	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

Βεβαίωση Ελέγχου Ορκωτών Ελεγκτών Λογιστών
Προς τους κ.κ. Μετόχους της "ALPHA BANK" και των θυγατρικών της

Ελέγξαμε την ανωτέρω Ενοποιημένη Κατάσταση Ταμειακών Ροών της " ALPHA BANK" και των θυγατρικών της της χρήσης 2004, η οποία προκύπτει από τις Ενοποιημένες Οικονομικές Καταστάσεις για τις οποίες χορηγήσαμε το από 22 Φεβρουαρίου 2005 πιστοποιητικό ελέγχου. Κατά τη γνώμη μας η προαναφερόμενη Ενοποιημένη Κατάσταση Ταμειακών Ροών απεικονίζει ακριβοδίκαια τις Ταμειακές εισροές και εκροές της χρήσης.

Αθήνα, 22 Φεβρουαρίου 2005
KPMG ΚΥΡΙΑΚΟΥ ΟΡΚΩΤΟΙ ΕΛΕΓΚΤΕΣ Α.Ε.

ΜΑΡΙΟΣ Τ. ΚΥΡΙΑΚΟΥ ΟΡΚΩΤΟΣ ΕΛΕΓΚΤΗΣ ΛΟΓΙΣΤΗΣ ΑΜ ΣΟΕΛ 11121	ΝΙΚΟΛΑΟΣ Ε. ΒΟΥΝΙΣΕΑΣ ΟΡΚΩΤΟΣ ΕΛΕΓΚΤΗΣ ΛΟΓΙΣΤΗΣ ΑΜ ΣΟΕΛ 18701